UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42469

Uni-Fuels Holdings Limited

(Registrant’s Name)

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On September 8, 2026, Uni-Fuels Holdings Limited (the “Company”) held the extraordinary general meeting of shareholders (the “Meeting”).

On the record date, August 18, 2026, there were 9,815,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares outstanding. Each Class A Ordinary Share is entitled to one vote per share on all matters, and each Class B Ordinary Share is entitled to 100 votes per share on all matters.

There were 2,265,125,122 votes of ordinary shares of the Company present in person or by proxy at the Meeting, representing 99.57% of the total eligible votes, thereby constituting a quorum.

The final results for each of the matters submitted to a vote of the Company’s shareholders at the Meeting are as follows:

Proposal One. As a special resolution, the Company to adopt the third amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 21, 2026, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution (the “Adoption of the 3rd AR M&A”), in order to reflect following:

(a) the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously; and

(b) provide for an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein, against the Company.

Proposal One required the affirmative vote of not less than two-thirds of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy at the Meeting.

For	Against	Abstain
2,265,086,774	37,264	1,084

Proposal Two. By an ordinary resolution that with respect to the matters duly approved under these resolutions at the Meeting:

(a) any one or more directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Adoption of the 3rd AR M&A and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; and

(b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions.

Proposal Two required the affirmative vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

For	Against	Abstain
2,265,115,886	8,288	948

Proposal Three. By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve Proposal One and Proposal Two.

Proposal Five required the affirmative vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

For	Against	Abstain
2,265,114,977	9,347	798

As Proposals One and Two received sufficient affirmative votes for approval, Proposal Three, although also duly approved, was rendered without effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-FUELS HOLDINGS LIMITED

Date: September 8, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer